

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 4, 2009

Mr. TianHui Yin
Principal Financial and Accounting Officer
Gold Rock Resources Inc.
5A-56, No. 21 Building, WuYi Garden,
TongZhou District, Beijing,
China, 101100

> **Re: Gold Rock Resources Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 28, 2008**
> **Form 10-K/A for the Fiscal Year Ended April 30, 2008**
> **Filed April 9, 2009**
> **File No. 0-52758**

Dear Mr. Yin:

We have completed our review of your 2008 Form 10-K, and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief